 July 12, 2007

Dear Colleagues,

Today we announced that Alcan has agreed to combine with Rio Tinto, a leading international mining group headquartered in the UK with operations around the world.  This is a unique and exciting opportunity to join forces with a complementary and strong global player to create a new global leader in the aluminum industry with unrivalled development opportunities.  Our Board firmly believes it is the right choice for Alcan's shareholders, our employees, and our communities.

Rio Tinto intends to acquire 100% of Alcan's common shares at a price of US$101 per share in cash, valuing Alcan in a transaction totaling more than US$38.1 billion.  The press release announcing the transaction is attached and can also be found on the Alcan Speaks section of the Alcan Source intranet portal.

Rio Tinto Alcan - A Winning Combination

Our Board of Directors decided to align with Rio Tinto after engaging in an extensive review of strategic options to deliver value to our stakeholders - and to protect Alcan's values and commitments.  As you know, Alcan had received a hostile offer from Alcoa in May of this year.  After evaluating the Alcoa proposal, our Board unanimously recommended that Alcan shareholders reject that offer because it was inadequate, contrary to the best interests of Alcan's stakeholders, and did not adequately compensate our shareholders for the value of our assets, technology, capabilities, growth prospects or talented workforce.

Rio Tinto's bid for Alcan is fundamentally different from Alcoa's bid in many important ways.  First, it is an agreed-to rather than a hostile transaction.  We will be part of a thriving global organization with a strong portfolio of growth projects, world-leading assets and technology, and an attractive cost position bolstered by complementary mining, refining and smelting capabilities.  This will mean significant opportunities for Alcan employees as part of the combined company.

From an organizational standpoint, Rio Tinto's existing aluminum-related operations, currently concentrated in Australia and New Zealand, will be combined with ours to create Rio Tinto Alcan. For the sake of comparison, had the two companies been combined, it would have had 2006 revenues of US$27.1 billion, earnings before interest, taxes depreciation and amortization (EBITDA) of US$5.3 billion and 71,047 employees worldwide. It would have produced 4.3 million tons of aluminum annually and 8.7 million tons of alumina annually.

Rio Tinto Alcan will become a business group within Rio Tinto headquartered at an expanded Maison Alcan in Montréal.  Additionally, the headquarters of the enlarged aluminum smelting technology R&D group will be in Québec and France where Rio Tinto's existing smelter technology unit will be combined with ours. In addition to joining the Rio Tinto Board of Directors, I will become CEO of Rio Tinto Alcan.  Rio Tinto has also committed to appointing two non-executive Alcan Directors to its Board.

To optimize its business model and to allow the combined Rio Tinto Alcan to focus on core aluminum operations, the Alcan Board has concluded that Alcan Packaging will be divested.   With $6 billion in revenues and 130 facilities in 30 countries, Alcan Packaging is a global scale business. Our colleagues in this business will have opportunities for development and success as a result of its divestiture.  Given the strong platform for growth and excellent market positions built over the last few years in food flexible, pharmaceutical, beauty and tobacco packaging, this is a move that would have made sense regardless of the Rio Tinto combination.  The Engineered Products business will be based in Paris, France, and the Bauxite and Alumina businesses will be based in Brisbane, Australia.

Keeping Our Commitments and Shared Values

Like Alcan, Rio Tinto has a solid track record as a Canadian corporate citizen - and has been an investor in Québec and Canada for decades.  It currently has significant business activities in the Province of Québec (including QIT Fer et Titane and Iron Ore Company of Canada), and the Northwest Territories (Diavik Diamond Mines). Rio Tinto has agreed to maintain and enhance Alcan's existing business and social commitments in Canada.  Its offer satisfies all the requirements of the Continuity Agreement signed between Alcan and the Government of Québec. For example, Rio Tinto has committed to creating the Rio Tinto Alcan foundation in Canada, which would have an endowment of C$200 million built up over a five-year period.

We have confidence that as a combined business we will be able to sustain our values, including our commitments to environment, health, safety, local communities and sustainability, and our focus on maximizing shareholder value.

Maintaining Momentum

Considering the limited regulatory requirements, we expect the transaction to close by the end of the third quarter or beginning of the fourth quarter 2007.  In the meantime, some of you will begin to become involved with integration planning for the future.  For most, however, it will be business as usual.  As the process develops, we will, of course, keep you well informed.  I know I have said this before, but it is worth repeating: our Board and management team are truly proud of your ability to remain focused and productive during these last several months.  We thank you for it.

Sincerely,

Dick Evans

President and CEO

Alcan Inc.